EXHIBIT 99.1

Press Release Dated February 25, 2013, Suncor Energy and the Walrus Foundation to host energy conversations with Canadians

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and the Walrus Foundation to host energy conversations with Canadians

Calgary, Alberta (Feb. 25, 2013) – Suncor Energy and the Walrus Foundation today announced a new speaker series which will look to engage Canadians in conversations about our energy future.

The Walrus Talks Energy is a four-part, cross-country series that will bring together eight high-profile speakers from many disciplines for eighty minutes of lively, thought-provoking discussion.

“Our Walrus Talks across the country aim to create and sustain national conversations on a wide range of topics, from art to business to sustainability,” said Walrus Foundation executive director Shelley Ambrose. “The Walrus Talks Energy is an exciting part of our ongoing effort to engage Canadians with lively, thoughtful ideas on vital matters.”

At each event, the speakers will give a seven-minute talk on one aspect of our sustainable energy future, all combining to give the audience a picture of our collective impact, to broaden our understanding of the challenges of energy production and to learn what lies ahead.

“We want to help Canadians understand our role as energy users and producers, make informed energy choices and work towards being a sustainable energy leader,” said Gord Lambert, vice president, Sustainability, Suncor Energy. “We encourage Canadians to engage in this very important conversation through The Walrus Talks Energy.”

The inaugural Walrus Talks Energy conversation will take place in Toronto on Thursday, April 4 at MaRS Discovery District. Tickets are $20 for the general public and $12 for students.

The initial line up of speakers includes:

•                 University of Calgary’s David Layzell on Visualizing Energy

•                 National Post columnist Andrew Coyne on Canada’s Role

•                 MaRS Discovery District’s Tom Rand on Seven Ideas that will Change Everything

•                 Investco Capital’s Andrew Heintzman on Getting Closer to the Sun

•                 Student Energy’s Kali Taylor on Mobilizing for Change

•                 The Macdonald-Laurier Institute’s Ken Coates on Building Community

•                 And more

Purchase your tickets here http://thewalrustalks.eventbrite.ca/.

All Canadians can take part via a Walrus-hosted live stream and interactive online conversation through The Walrus Soapbox at thewalrus.ca. This innovative public forum will foster a vital ongoing conversation about energy in Canada and the rest of the world.

For more information about Suncor Energy and our community investment program, please visit our website at www.suncor.com/community.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
www.suncor.com

Suncor Energy and the Suncor Energy Foundation (SEF) have a proud history helping build sustainable communities through collaborative partnerships that enhance the quality of life in key operating areas. Over the past 10 years, Suncor and the SEF have invested more than $110 million in charitable and non profit organizations across Canada and internationally. The SEF is a private, charitable foundation established to receive Suncor’s contributions and support registered Canadian charitable organization.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The Walrus Foundation is a charitable non-profit organization with a mandate to promote writers, artists, education, and conversation on matters vital to Canadians. We achieve these goals across many platforms: publishing The Walrus magazine ten times a year, in print and tablet editions; hosting debates, leadership dinners, speakers’ series, and other events across the country; producing original high-quality digital content; hosting The Walrus Laughs; partnering with eqhd to produce documentaries and other programming for Walrus TV; and publishing ebooks by Canada’s finest writers. We also run an intensive internship program that trains the next generation of leaders in media, the arts, non-profit development, and the digital publishing. www.thewalrus.ca

For more information about Suncor Energy please visit our web site at www.suncor.com, follow us on Twitter @SuncorEnergy or check out our blog, OSQAR.

Media inquiries:

Suncor Energy

403-296-4000

media@suncor.com

David Leonard

The Walrus Foundation

416-971-5004 x222

david.leonard@thewalrus.ca